EXHIBIT 99.1

NEWS RELEASE ELD No. 12-28
TSX: ELD   NYSE: EGO November 16, 2012

ELDORADO ANNOUNCES WITHDRAWAL OF PROPOSED OFFERING
OF SENIOR NOTES

Vancouver, Canada – Eldorado Gold Corporation (“Eldorado” or the “Company”) today announced that due to current market conditions it has decided not to proceed with its planned offering of US$500 million senior unsecured notes, which it had previously announced on November 12, 2012.

"Deteriorating conditions in the debt capital markets led us to conclude that the proposed offering of senior notes would not be in the best interest of shareholders under the terms currently available,” stated Paul Wright, Chief Executive Officer. “We had hoped to opportunistically access the debt capital markets to augment our already strong balance sheet, but we will only do so in a disciplined manner.”

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil and Romania.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward looking statements and forward looking information within the meaning of applicable Canadian and U. S. Securities Legislation.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the withdrawal of proposed offering of senior notes.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; the need to obtain any required consents and related documents, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Fabiana Chubbs, Chief Financial Officer
Eldorado Gold Corporation                                                                                                          1188, 550 Burrard Street
Phone: 604.601.6654 or 1.888.353.8166                                                                                        Vancouver, BC V6C 2B5
Email: louiseb@eldoradgold.com                                                                                                www.eldoradogold.com

Information packages: laurelw@eldoradogold.com